April 26, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN.:           Ms. Patsy Mengiste
                              Document Control – EDGAR
RE:	Ameriprise Certificate Company (ACC) Post-Effective Amendment No. 37 Ameriprise Stock Market Certificate File No.: 33-22503
Dear Ms. Mengiste:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 28, 2010.
Sincerely,

/s/ William F. Truscott
William F. Truscott
Senior Vice President and Chief Investment Officer
Ameriprise Financial Services, Inc.